Filed by Affiliated Computer Services, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: Affiliated Computer Services, Inc.
Commission File No.: 1-12665

September 30, 2009

Dear Valued Partner,

Given the recent merger announcement between Xerox and Affiliated Computer Services, Inc. ("ACS"), I wanted to take this opportunity to thank you for your past commitment to providing ACS with quality acquisition opportunities for evaluation. ACS has a long history of successfully pursuing acquisitions as a key component of its business model having acquired over 100 companies since its founding in 1988. We are confident that ACS is poised to continue that track record following the closing of the transaction which is currently expected in the first quarter of calendar 2010.

While many of you and your competitors have speculated that ACS will be out of the "deal game" for an extended period of time, I want to assure you that mergers and acquisitions will continue to be a key part of the strategic growth plan for the newly combined company. As such, I would ask that you continue to give ACS an opportunity to evaluate new opportunities. In return, we promise to quickly assess them and respond with our level of interest so that you may help your clients make the best decision regarding the opportunity of pursuing a transaction with ACS.

You may know Xerox's strong brand because of its successful printing and hardware business, but you may not know that its services expertise is just as strong, generating approximately $3.5 billion in annual revenues. Xerox leads the industry in managed print services (an area that ACS recently entered) and they have attractive assets in the mortgage and litigations support industries. We plan to continue to grow these as well as all of ACS' other vertical and horizontal services offerings ranging from ITO, HR, Healthcare, Customer Care, Transportation, State & Local, Federal, Transactional BPO and many others.

ACS will also leverage from Xerox's record of innovation and R&D investments, which will strengthen our suite of comprehensive business technology solutions; from the acceleration of ACS' global infrastructure and applications initiatives to automated and differentiated business processing services. In short, the combination of Xerox and ACS positions us uniquely and sets a new standard for technology and business processing solutions management.

I look forward to working with you on successful acquisitions in the near future.

Sincerely,

/s/ John H. Rexford

Executive Vice President,
Corporate Development

Forward-Looking Statements

This document contains "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995. The words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “will,” “should” and similar expressions, as they relate to us, are intended to identify forward-looking statements. These statements reflect management’s current beliefs, assumptions and expectations and are subject to a number of factors that may cause actual results to differ materially.  These factors include but are not limited to: the unprecedented volatility in the global economy; the risk that the future business operations of the Company will not be successful; the risk that we will not realize all of the anticipated benefits from our transaction with Xerox; the risk that customer retention and revenue expansion goals for the Xerox transaction will not be met and that disruptions from the Xerox transaction will harm relationships with customers, employees and suppliers; the risk that unexpected costs will be incurred; the outcome of litigation (including with respect to the Xerox transaction) and regulatory proceedings to which we may be a party; actions of competitors; changes and developments affecting our industry; quarterly or cyclical variations in financial results; development of new products and services; interest rates and cost of borrowing; our ability to protect our intellectual property rights; our ability to maintain and improve cost efficiency of operations, including savings from restructuring actions; changes in foreign currency exchange rates; changes in economic conditions, political conditions, trade protection measures, licensing requirements and tax matters in the foreign countries in which we do business; reliance on third parties for manufacturing of products and provision of services; and other factors that are set forth in the “Risk Factors” section, the “Legal Proceedings” section, the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section and other sections of our 2009 Annual Report on Form 10-K and Xerox’s 2008 Annual Report on Form 10-K and Quarterly Report on Form 10-Q for the quarters ended March 31, 2009 and June 30, 2009 filed with the Securities and Exchange Commission. The Company assumes no obligation to update any forward-looking statements as a result of new information or future events or developments, except as required by law.

Additional Information

The proposed merger transaction involving the Company and Xerox will be submitted to the respective stockholders of the Company and Xerox for their consideration.  In connection with the proposed merger, the Company will file a joint proxy statement with the SEC (which such joint proxy statement will form a prospectus of a registration statement on Form S-4 that will be filed by Xerox with the SEC).  The Company and Xerox will each mail the joint proxy statement/prospectus to its stockholders.  The Company and Xerox urge investors and security holders to read the joint proxy statement/prospectus regarding the proposed transaction when it becomes available because it will contain important information.  You may obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about the Company and Xerox, without charge, at the SEC’s Internet site (http://www.sec.gov).  Copies of the joint proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, when available, without charge, from the Company’s website, www.acs-inc.com, under the heading “Investor Relations” and then under the heading “SEC Filings”.  You may also obtain these documents, without charge, from Xerox’s website, www.xerox.com, under the tab “Investor Relations” and then under the heading “SEC Filings”.

The Company, Xerox and their respective directors, executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies from the respective stockholders of the Company and Xerox in favor of the merger.  Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the respective stockholders of the Company and Xerox in connection with the proposed merger will be set forth in the joint proxy statement/prospectus when it is filed with the SEC.  You can find information about the Company’s executive officers and directors in its definitive proxy statement filed with the SEC on April 14, 2009.  You can find information about Xerox’s executive officers and directors in its definitive proxy statement filed with the SEC on April 6, 2009.  You can obtain free copies of these documents from the Company and Xerox websites using the contact information above.